UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2025

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Terra Income Fund 6, LLC

Full Name of Registrant

Former Name if Applicable

205 West 28th Street

Address of Principal Executive Office (Street and Number)

New York, New York 10001

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Terra Income Fund 6, LLC (the “Company,” or “we,” “us” or “our”) requires additional time to finalize its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 as it continues to finalize disclosures related to expected repayments, strategic sales of certain investments and refinancings intended to address the payment of the maturity of its 7.00% senior notes due March 31, 2026 on acceptable terms. As a result of the time and management attention required for this, the Company is unable to complete and file the Form 10-Q within the prescribed time period without unreasonable effort and expense.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Gregory Pinkus	347	753-7598
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Results of Operations Discussion

Interest Income

For the three months ended June 30, 2025 as compared to the three months ended June 30, 2024, interest income increased by $0.1 million, primarily due to an increase in the weighted average principal balance of the promissory note receivable, partially offset by a decrease in the weighted average principal balance of gross loans.

For the six months ended June 30, 2025 as compared to the six months ended June 30, 2024, interest income decreased by $0.2 million, primarily due to a decrease in the weighted average principal balance of gross loans, partially offset by an increase in the weighted average principal balance of the promissory note receivable.

Asset Management and Asset Servicing Fees

On November 8, 2022, we entered into a cost sharing agreement (the “Cost Sharing Agreement”) with Terra REIT effective October 1, 2022, pursuant to which we reimburse Terra Property Trust, Inc. (“Terra REIT”) for our allocable portion of management and transaction fees and operating expenses incurred by Terra REIT, including fees paid by Terra REIT to Terra REIT Advisors, LLC (the “REIT Manager”).

For the three and six months ended June 30, 2025 as compared to the three and six months ended June 30, 2024, management fees consisting of asset management and asset servicing fees paid/payable to Terra REIT pursuant to the Cost Sharing Agreement decreased by $0.1 million and $0.3 million, respectively, primarily due to a decrease in total funds under management.

Operating Expense Reimbursement

For the three and six months ended June 30, 2025 as compared to the three and six months ended June 30, 2024, operating expense incurred on our behalf pursuant to the Cost Sharing Agreement decreased by $0.2 million and $0.4 million, respectively, primarily due to a decrease in the allocation ratio as a result of a decrease in total funds under management.

Provision for Credit Losses

We follow the provisions of Accounting Standards Codification (“ASC”) 326, Financial Instruments – Credit Losses, which requires entities to recognize credit losses on financial instruments based on an estimate of current expected credit losses.

For the three and six months ended June 30, 2025, we recorded a provision for credit losses of $0.8 million and $1.6 million, respectively, primarily as a result of a decline in our estimated recoverable amount on a non-performing subordinated loan due to an increase in funding on the senior loan.

For the three and six months ended June 30, 2024, we recorded a provision for credit losses of $0.2 million and $1.1 million, respectively, primarily as a result of a decline in the fair value of the collateral of a loan due to a decline in the macroeconomic outlook for commercial real estate.

Loss From Equity Interest In Unconsolidated Investments

For the three and six months ended June 30, 2025, we recognized a loss from equity interest in unconsolidated investment of $0.8 million and $1.6 million, respectively, related to our portion of the net loss incurred by the two joint ventures that own real estate properties primarily as a result of depreciation expense and interest expense on floating rate loans.

For the three and six months ended June 30, 2024, we recognized loss from equity interest in unconsolidated investment of $1.0 million and $2.2 million, respectively, related to our portion of the net loss incurred by the two joint ventures that own real estate properties primarily as a result of depreciation and interest expense on floating rate loans.

Interest Expense on Unsecured Notes Payable

We assumed the $38.4 million 7.00% Senior Notes Due 2026 in connection with the merger on October 1, 2022 of Terra Income Fund 6, Inc. with and into the Company, with the Company continuing as the surviving entity of the merger (the “Merger”).

For the three and six months ended June 30, 2025 as compared to the three and six months ended June 30, 2024, interest expense on unsecured notes payable remained substantially the same.

Interest Expense on Term Loan

We assumed a $25.0 million delayed draw term loan (“Term Loan”) in connection with the Merger. In June 30, 2023, we made a $10.0 million partial repayment on the Term Loan. In March 2024, the Term Loan was repaid in full.

For the six months ended June 30, 2024, interest expense on the Term Loan was $0.5 million. There was no such interest expense for the three and six months ended June 30, 2025, and the three months ended June 30, 2024 because the Term Loan was repaid in March 2024.

Interest Expense From Obligation Under Participation Agreement

For the three and six months ended June 30, 2025 as compared to the three and six months ended June 30, 2024, interest expense from obligation under participation agreement increased by $0.2 million and $0.4 million, respectively, primarily due to an increase in the weighted average outstanding balance.

Net loss

For the three and six months ended June 30, 2025 as compared to the three and six months ended June 30, 2024, the resulting net loss increased by $0.3 million and decreased by $0.5 million, respectively.

Terra Income Fund 6, LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2025	By:	/s/ Gregory Pinkus
		Name:	Gregory Pinkus
		Title:	Chief Financial Officer of Terra Property Trust, Inc., the sole member of Terra Income Fund 6, LLC